Exhibit 4.31

15 February 2016

Taka Shipping Company Inc c/o Approved Manager 16 Pendelis Street 175 64 Paleo Faliro Athens Greece Attn: Chief Financial Officer Email: amichalopoulos@dianashippinginc.com	Fayo Shipping Company Inc c/o Approved Manager 16 Pendelis Street 175 64 Paleo Faliro Athens Greece Attn: Chief Financial Officer Email: amichalopoulos@dianashippinginc.com
Dear Andreas,
Loan Agreement between Taka Shipping Company Inc, Fayo Shipping Company Inc, and Commonwealth Bank of Australia dated 9 January 2014 ("Loan Agreement")
We refer to the Loan Agreement and we further refer to your request of 28 January 2016 for us to consider an amendment to clause 14.1 (Minimum required security cover) of the Loan Agreement only for the period from 31 December 2015 up to and including 31 December 2016 by the replacement of "125 per cent." with "110 per cent.". ("Waiver Request") Any capitalised term that is used in this letter but not defined in this letter shall have the meaning given to it in the Loan Agreement.
You have represented to us that the Waiver Request is made because (i) the aggregate Market Value of the my Artemis & my Melite provided by Braemar ACM Valuations Limited as at 31 December 2015 was less than 125% of the outstanding Loan under the Loan Agreement, and that (ii) such valuation represents a fair reflection of the Market Value.
We have considered the Waiver Request and have decided to consent to your Waiver Request and we hereby agree that Clause 14.1 of the Loan Agreement be amended for the period from 31 December 2015 up to and including 31 December 2016 by the replacement of "125 per cent." with "110 per cent." For the avoidance of doubt, unless we agree otherwise in writing, the aforementioned amendment will only be valid up to and including 31 December 2016 and from 1 January 2017, "125 per cent" shall again be the relevant percentage.
This amendment is granted upon the representations that you have made to us and subject to your agreement to provide updated valuations of the Ships by 31 July 2016 that comply with Clause 14.3 of the Loan Agreement.
Please note that a breach of the terms of this letter by you shall constitute an Event of Default entitling the Lenders to take any action pursuant to and in accordance with clause 18 of the Loan Agreement. Further, our consent to the Waiver Request is without prejudice to any other tights we have under the Loan Agreement.

This letter and any non-contractual obligations arising out of or in connection with it shall be governed by, and construed in accordance with, English law.
Yours faithfully,

/s/ Simon Baker
For and on behalf of Commonwealth Bank of Australia
We have read and understood the terms of your letter dated 15 February 2016 and hereby irrevocably and unconditionally confirm our agreement to the terms of the same and also agree that failure by us to satisfy timely the conditions referred to in the letter shall constitute an Event of Default.

/s/Andre-Nikolas Michalopoulos	/s/Ioannis Zafirakis
For and on behalf of Taka Shipping Company Inc Andre-Nikolas Michalopoulos Director and Treasurer	For and on behalf of Fayo Shipping Company Inc Ioannis Zafirakis Director and Treasurer

/s/Anastasios Margaronis
For and behalf of Diana Shipping Inc. as the Guarantor Anastasios Margaronis Director and President